Securities and Exchange Commission
                   Washington, D.C.  20549

                        Schedule 13D

        Under the Securities and Exchange Act of 1934
                    (Amendment No. 3  )*

            Pace Health Management Systems, Inc.
------------------------------------------------------------
                           ------
                       (Name of Issue)

                   Common Stock & Warrants
------------------------------------------------------------
                         ----------
               (Title of Class of Securities)

                          693723108
          -----------------------------------------
                       (Cusip number)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition
which is the subject of this Schedule 13D, and is filing
this schedule because of
Rule 13D-1(b) (3) or (4), check the following box [    ]

Check the following box if a fee is being paid with this
statement [   ].  (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)
(See Rule 13d-7).
NOTE: Six copies of this statement including all exhibits should be filed with the commisison. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities in that section of the Act but shall be subject to all other provisions of the Act
(however, see the
Notes).


            (Continued on the following page(s)).


                       Page  1  of   4

Cusip Number:  693723108                 13D            Page
2 of 4


1.   Investment Advisers, Inc.
2.   Check the appropriate box if a member of a group:  (a)
[   ]    (b)   [   ]
3.   SEC Use only
4.   Source of Funds:  AF
5.   Check box if disclosure of legal proceedings is
required pursuant to Items 2(d)
      or 2(e)        [   ]
6.   Citizenship or place of organization:  Minneapolis
7.   Sole voting power:  785,501
8.   Shared voting power:
9.   Sole Dispositive power:  785,501
10.  Shared dispositive power:
11   Aggregate amount beneficially owned by each reporting
person: 785,501
12.  Check box if the aggregate amount in Row (11) excludes
certain shares*  [  ]
13.  Percent of class represented by amount in Row 11:
14.83%
14.  Type of Person Reporting*:  IA

Item 1    SECURITY AND ISSUER
     This statement on Schedule 13D relates to the common stock , par value $0.00 of PACE HEALTH MANAGEMENT SYSTEMS INC. , 1025 Ashworth
Rd.,
     Suite 420, W. Des Moines, IA  50265.
Item 2.   IDENTITY AND BACKGROUND
(a)  Name: Investment Advisers, Inc.
(b)  Principal Business Address:3700 First Bank Place, Mpls
MN 55440
(c)  Place of Organization:Minneapolis
(d)  Principal business development, Investment Adviser
(e)  Convictions in the last 5 years:None
(f)  Securities law violations in the last 5 years: None

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Affilate: AF - Investment Advisers, Inc. received
70,000 warrants to
     purchase common stock in consideration for work previously done with issuer. No funds were used to acquire these warrants.


Item 4.   PURPOSE OF TRANSACTION
     Acquistion was in consideration for previous work done for issuer. IAI has no present intention of exerting control over the business or assets of Issuer.
Item 5:   INTEREST IN SECURITIES OF THE ISSUER:
(a)  IAI beneficially owns 671,861 shares of common stock.
IAI beneficially owns
     113,640 warrants convertible into 113,640 shares of common stock.
     IAI benefically owns a total of 785,501 shares of common stock and warrants representing a total of 14.83% of total shares on a fully diluted basis (based on a number of 5,297,326 fully diluted shares/warrants).
(b) Number of shares with sole voting and disposition power: 785,501 shares of common stock with $0.00 par value.
(c)  Transactions in last 30 days: Receipt of 70,000
warrants (January 15, 1996)
(d)  N/A
(e)  N/A



Item 6:   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
     RELATIONSHIPS WITH RESPECT TO SECURITIES OF
     THE ISSUER:
     N/A
Item 7:   MATERIAL TO BE FILED AS EXHIBITS:
     N/A



     SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the infraction set forth in this statement is true and complete

Date:


Investment Advisers, Inc.


/s/  Kelly Thomas Coughlin

Kelly Thomas Coughlin
Vice President
Director of Compliance